EXHIBIT 99.4
News Release
Communiqué de Pressee

TOTAL
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Total Announces New Offshore Gas and Condensate
Discovery in Brunei
Paris, November 3 : Total announces a significant gas and condensate discovery in Block B offshore Brunei, in a water depth of 62 metres, around 50 kilometres from the coast.
Total operates the block with a 37.5% interest, in association with Shell Deepwater Borneo Ltd. (35%) and local partners (27.5%).
Drilled to a final depth of 5,227 metres, the ML-4 well discovered a new gas-bearing compartment in the Maharaja Lela/Jamalulalam Field. A gas column of over 400 metres was encountered in reservoirs equivalent to those already in production in the field. Gas was also found in deeper, high-temperature/high-pressure (HT/HP) formations. Further appraisal is necessary to evaluate these discoveries.
Following the successful MLJ2-06T well, the ML-4 well completes the first phase of an exploration drilling program that will resume in 2009.
Present in Brunei since 1986, Total operates the Maharaja Lela/Jamalulalam Field, with an average production of gas and liquids of 28,500 barrels of oil equivalent per day in 2007. The gas is delivered to the Brunei LNG liquefaction plant.
Total also has a 60% interest in and operates deepwater exploration Block J, for which a production sharing agreement was signed in March 2003. Exploration operations in this 5,000-square-kilometer block were suspended in May 2003, pending resolution of a border dispute with Malaysia.
Total in the Asia-Pacific Region
Total’s production in the Asia-Pacific region averaged 252,000 barrels per day in 2007, accounting for 11% of the Group’s equity output, and is mostly located in Indonesia.
Recent years have seen the acquisition of interests in a number of exploration licenses in Malaysia, Australia, Indonesia, Bangladesh and Vietnam, as well as a 24% stake in Australia’s Ichthys LNG project.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry - exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com